Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Targa Resources Partners LP

Commission File No.: 001-33303

Commission File No. for Registration Statement on Form S-4

filed by Targa Resources Corp.: 333-208326

The below email was sent to certain employees who are also stockholders of Targa Resources Corp. relating to a proposed business combination involving Targa Resources Corp. and Targa Resources Partners LP.

To:	[shareholder email address]
From:	trc@dfking.com
Date:	February 4, 2016
Subject	Targa Resources Corp. Special Meeting of Shareholders

Dear Shareholder:

We have scheduled a Special Meeting for Shareholders of Targa Resources Corp. on February 12, 2016 at 8:00 a.m., local time at Wells Fargo Plaza, 1000 Louisiana Street, Houston, TX 77002. On November 3, 2015, Targa Resources Corp. (NYSE: TRGP) announced an agreement to acquire all of the outstanding common units of Targa Resources Partners LP (NYSE: NGLS) not already owned by TRGP. The board of directors recommends TRGP shareholders vote FOR the proposed transaction with NGLS.

Please take a few moments and login to review the proxy statement and vote your shares. Your vote is extremely important no matter the size of your investment.

You will need your control number found below to login. Once logged in, you can view and/or download the proxy statement and proxy card and can vote your shares. Please vote your shares before 5:00 p.m. EST on February 10, 2016 so they can be counted at the scheduled shareholder meeting. For reference you can also logon to www.proxyonline.com

TO VIEW THE PROXY STATEMENT AND VOTE YOUR SHARES CLICK HERE.

YOUR CONTROL NUMBER IS:

(Control Number Here)

If you have any questions please contact D.F. King & Co., Inc. toll free at (877) 478-5044 or via email at trc@dfking.com.